Exhibit 107

Calculation of Filing Fee Tables

FORM PREM14A

(Form Type)

First Financial Northwest, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Aggregate cash and other property to be received by the Registrant	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$231,200,000 (1)	0.00014760	$34,125.12
Fees Previously Paid	—		—
Total Transaction Valuation	$231,200,000
Total Fees Due for Filing			$34,125.12
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$34,125.12

(1)	The proposed maximum aggregate value of the transaction was calculated in accordance with Rule 457(f) and based on the maximum consideration of $251,200,000 receivable by the Registrant in accordance with the terms of that certain agreement and plan of merger entered into by and between the Registrant and Global Federal Credit Union on January 10, 2024.